FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Quarterly Consolidated Financial Statements for the three-month period ended June 30, 2010

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 17, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

Quarterly Consolidated Financial Statements

for the three-month period ended June 30, 2010

English translation of quarterly consolidated financial statements for the three-month period ended June 30, 2010, which were prepared in accordance with U.S. GAAP and filed as part of the Quarterly Securities Report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 13, 2010.

Financial Highlights

Mitsui & Co., Ltd. and subsidiaries

As of or for the Periods Ended June 30, 2010 and 2009 and as of or for the Year Ended March 31, 2010

	Billions of Yen
	Three-month Period ended June 30, 2010	Three-month Period ended June 30, 2009	As of or for the Year ended March 31, 2010
For the Period and the Year:
Revenues	¥1,098	¥977	¥4,096
Gross Profit	¥223	¥167	¥702
Operating Income	¥90	¥33	¥145
Equity in Earnings of Associated Companies—Net	¥50	¥31	¥131
Net Income Attributable to Mitsui & Co., Ltd.	¥103	¥57	¥150
Net Cash Provided by Operating Activities	¥127	¥209	¥632
Net Cash Used in Investing Activities	¥(155)	¥(23)	¥(180)

At Period-End and Year-End:
Total Assets	¥8,205	¥8,465	¥8,369
Total Mitsui & Co., Ltd. Shareholders’ Equity	¥2,128	¥2,086	¥2,230
Total Equity	¥2,334	¥2,326	¥2,430
Cash and Cash Equivalents	¥1,337	¥1,282	¥1,401
Long-term Debt, Less Current Maturities	¥2,933	¥2,832	¥2,910

	Yen
Amounts per Share:
Net Income Attributable to Mitsui & Co., Ltd.:
Basic	¥56.19	¥31.47	¥82.12
Diluted	¥56.19	¥31.40	¥82.11
Total Mitsui & Co., Ltd. Shareholders’ Equity	¥1,165.97	¥1,145.24	¥1,222.11

*1.	The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.
*2.	Operating income is comprised of our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.
*3.	In accordance with Accounting Standards Codification (“ASC”) 205-20, the figures for the three-month period ended June 30, 2009 relating to discontinued operations have been reclassified.
*4.	Tax effects on investments in associated companies which had been formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” were included in “Income Taxes” from the six-month period ended September 30, 2009. At the same time, the line item, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” was changed to “Equity in Earnings of Associated Companies—Net.” The figures for the three-month period ended June 30, 2009 have been reclassified to conform to the current period presentation.

Consolidated Balance Sheets

Mitsui & Co., Ltd. and subsidiaries

June 30, 2010 and March 31, 2010

	Millions of Yen
	June 30, 2010	March 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents (Notes 1 and 3)	¥1,337,166	¥1,401,399
Time deposits	6,574	14,563
Marketable securities (Notes 1, 3 and 14)	4,464	4,361
Trade receivables (Note 4):
Notes and loans, less unearned interest	291,581	293,034
Accounts	1,332,282	1,382,259
Associated companies	172,876	162,166
Allowance for doubtful receivables (Note 1)	(15,586)	(18,423)
Inventories (Notes 1, 4 and 11)	492,513	504,847
Advance payments to suppliers	105,261	96,482
Deferred tax assets—current (Note 1)	58,092	39,809
Derivative assets (Notes 1, 12 and 14)	125,349	114,463
Other current assets	276,168	266,130

Total current assets	4,186,740	4,261,090

Investments and Non-current Receivables (Notes 1 and 4):
Investments in and advances to associated companies (Notes 3, 8 and 14)	1,370,265	1,403,056
Other investments (Notes 3 and 14)	866,919	965,947
Non-current receivables, less unearned interest (Notes 12 and 14)	442,288	453,299
Allowance for doubtful receivables	(46,544)	(48,472)
Property leased to others—at cost, less accumulated depreciation	211,826	224,000

Total investments and non-current receivables	2,844,754	2,997,830

Property and Equipment—at Cost (Notes 1, 2, 4 and 14):
Land, land improvements and timberlands	157,613	158,528
Buildings, including leasehold improvements	356,394	381,029
Equipment and fixtures	1,004,688	979,957
Mineral rights (Note 15)	141,161	132,510
Vessels	30,606	29,709
Projects in progress (Note 15)	163,331	170,218

Total	1,853,793	1,851,951
Accumulated depreciation	(856,418)	(873,391)

Net property and equipment	997,375	978,560

Intangible Assets, less Accumulated Amortization (Notes 1, 2 and 14)	129,715	84,741

Deferred Tax Assets—Non-current (Note 1)	14,933	13,376

Other Assets	31,251	33,387

Total	¥8,204,768	¥8,368,984

See notes to consolidated financial statements.

	Millions of Yen
	June 30, 2010	March 31, 2010
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Short-term debt (Note 4)	¥243,038	¥241,380
Current maturities of long-term debt (Notes 4 and 12)	254,340	320,480
Trade payables:
Notes and acceptances	34,746	36,831
Accounts	1,266,702	1,307,980
Associated companies	68,522	63,760
Accrued expenses:
Income taxes (Note 1)	44,739	37,604
Interest	21,701	19,177
Other	77,367	71,582
Advances from customers	119,976	110,712
Derivative liabilities (Notes 1, 12 and 14)	95,108	83,972
Other current liabilities (Notes 1 and 10)	94,856	87,289

Total current liabilities	2,321,095	2,380,767

Long-term Debt, less Current Maturities (Notes 4 and 12)	2,932,863	2,909,794

Accrued Pension Costs and Liability for Severance
Indemnities (Note 1)	32,731	33,927

Deferred Tax Liabilities—Non-current (Note 1)	263,785	305,096

Other Long-Term Liabilities (Notes 1, 10, 12 and 14)	319,843	309,594

Contingent Liabilities (Notes 4 and 10)
Equity (Note 6):
Mitsui & Co., Ltd. Shareholders’ equity:
Common stock—no par value	341,482	341,482
Authorized, 2,500,000,000 shares;
Issued, 1,829,153,527 shares in 2010. 6 and 1,829,153,527 shares in 2010. 3
Capital surplus	428,813	428,848
Retained earnings:
Appropriated for legal reserve	60,538	53,844
Unappropriated	1,693,861	1,618,101
Accumulated other comprehensive income (loss) (Note 1):
Unrealized holding gains and losses on available-for-sale securities (Note 3)	67,096	123,891
Foreign currency translation adjustments (Note 12)	(393,060)	(272,665)
Defined benefit pension plans	(47,563)	(49,132)
Net unrealized gains and losses on derivatives (Note 12)	(17,118)	(7,920)

Total accumulated other comprehensive loss	(390,645)	(205,826)

Treasury stock, at cost: 4,420,598 shares in 2010. 6 and 4,331,644 shares in 2010. 3	(6,457)	(6,321)

Total Mitsui & Co., Ltd. shareholders’ equity	2,127,592	2,230,128

Noncontrolling interests	206,859	199,678

Total equity	2,334,451	2,429,806

Total	¥8,204,768	¥8,368,984

Statements of Consolidated Income

Mitsui & Co., Ltd. and subsidiaries

For the Three-Month Periods Ended June 30, 2010 and 2009

	Millions of Yen
	Three-Month Period Ended June 30, 2010	Three-Month Period Ended June 30, 2009
Revenues (Notes 1, 8, 12 and 14):
Sales of products	¥969,328	¥853,626
Sales of services	90,736	90,350
Other sales	37,533	33,467

Total revenues	1,097,597	977,443

[	Total Trading Transactions (Notes 1 and 8) Three-month period ended June 30, 2010 ¥ 2,429,690 million Three-month period ended June 30, 2009 ¥ 2,230,683 million	]

Cost of Revenues (Notes 1, 8, 12 and 14)
Cost of products sold	826,188	763,970
Cost of services sold	32,757	30,419
Cost of other sales	15,213	16,297

Total cost of revenues	874,158	810,686

Gross Profit	223,439	166,757

Other Expenses (Income):
Selling, general and administrative (Notes 1 and 5)	132,109	132,458
Provision for doubtful receivables (Note 1)	1,180	815
Interest income (Notes 1 and 12)	(9,440)	(8,435)
Interest expense (Notes 1 and 12)	10,200	14,882
Dividend income	(14,509)	(10,239)
Gain on sales of securities—net (Notes 1, 3 and 6)	(4,174)	(2,220)
Loss on write-down of securities (Notes 1, 3 and 14)	4,577	2,788
Gain on disposal or sales of property and equipment—net	(303)	(261)
Impairment loss of long-lived assets (Notes 1, 14 and 15)	2,090	—
Other income—net (Notes 12 and 15)	(3,710)	(687)

Total other expenses	118,020	129,101

Income from Continuing Operations before Income Taxes and Equity in Earnings	105,419	37,656

Income Taxes (Notes 1 and 9):	44,348	4,064

Income from Continuing Operations before Equity in Earnings	61,071	33,592
Equity in Earnings of Associated Companies—Net (Notes 1, 8 and 14)	49,911	30,822

Income from Continuing Operations before Attribution of Noncontrolling Interests	110,982	64,414
Loss from Discontinued Operations—Net (After Income Tax Effect) (Note 1)	—	(568)

Net Income before Attribution of Noncontrolling Interests	110,982	63,846
Net Income Attributable to Noncontrolling Interests	(8,447)	(6,524)

Net Income Attributable to Mitsui & Co., Ltd.	¥102,535	¥57,322

	Yen
	Three-Month Period Ended June 30, 2010	Three-Month Period Ended June 30, 2009
Net Income Attributable to Mitsui & Co., Ltd. per Share (Notes 1 and 7):
Basic:
Continuing operations	¥56.19	¥31.74
Discontinued operations	—	(0.27)

Total	¥56.19	¥31.47

Diluted:
Continuing operations	¥56.19	¥31.67
Discontinued operations	—	(0.27)

Total	¥56.19	¥31.40

See notes to consolidated financial statements.

Statements of Changes in Consolidated Equity

Mitsui & Co., Ltd. and subsidiaries

For the Three-Month Periods Ended June 30, 2010 and 2009

	Millions of Yen
	Three-Month Period Ended June 30, 2010	Three-Month Period Ended June 30, 2009
Common Stock:
Balance at beginning of period
Shares issued: 2010.06 - 1,829,153,527 shares; 2009.06 - 1,824,928,240 shares	¥341,482	¥339,627
Common stock issued upon conversion of bonds
Shares issued: 2010.06 - 0 shares; 2009.06 - 102,657 shares	—	45

Balance at end of period
Shares issued: 2010.06 - 1,829,153,527 shares; 2009.06 - 1,825,030,897 shares	¥341,482	¥339,672

Capital Surplus:
Balance at beginning of period	¥428,848	¥434,188
Conversion of bonds	—	45
Equity transactions with noncontrolling interest shareholders	(35)	29

Balance at end of period	¥428,813	¥434,262

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	¥53,844	¥48,806
Transfer from unappropriated retained earnings	6,694	1,269

Balance at end of period	¥60,538	¥50,075

Unappropriated:
Balance at beginning of period	¥1,618,101	¥1,486,201
Net income attributable to Mitsui & Co., Ltd.	102,535	57,322
Cash dividends paid to Mitsui & Co., Ltd. shareholders	(20,081)	—
Transfer to retained earnings appropriated for legal reserve	(6,694)	(1,269)
Losses on sales of treasury stock	—	(1)

Balance at end of period	¥1,693,861	¥1,542,253

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect):
Balance at beginning of period	¥(205,826)	¥(421,497)
Unrealized holding (losses) gains on available-for-sale securities (Notes 1 and 3)	(56,795)	53,198
Foreign currency translation adjustments (Notes 1 and 12)	(120,395)	84,783
Defined benefit pension plans	1,569	1,596
Net unrealized (losses) gains on derivatives (Notes 1 and 12)	(9,198)	7,097

Balance at end of period	¥(390,645)	¥(274,823)

Treasury Stock, at Cost:
Balance at beginning of period	¥(6,321)	¥(5,662)
Purchases of treasury stock	(149)	(12)
Sales of treasury stock	13	4

Balance at end of period	¥(6,457)	¥(5,670)

Total Mitsui & Co., Ltd. shareholders’ equity	¥2,127,592	¥2,085,769

Statements of Changes in Consolidated Equity—(Continued)

Mitsui & Co., Ltd. and subsidiaries

For the Three-Month Periods Ended June 30, 2010 and 2009

	Millions of Yen
	Three-Month Period Ended June 30, 2010	Three-Month Period Ended June 30, 2009
Noncontrolling Interests (Note 6):
Balance at beginning of period	¥199,678	¥229,783
Dividends paid to noncontrolling interest shareholders	(4,026)	(6,608)
Net income attributable to noncontrolling interests	8,447	6,524
Unrealized holding (losses) gains on available-for-sale securities (after income tax effect) (Notes 1 and 3)	(6,358)	4,756
Foreign currency translation adjustments (after income tax effect) (Notes 1 and 12)	(5,818)	1,204
Defined benefit pension plans (after income tax effect)	1	(6)
Net unrealized losses on derivatives (after income tax effect) (Notes 1 and 12)	(179)	(36)
Equity transactions with noncontrolling interest shareholders and other	15,114	4,284

Balance at end of period	¥206,859	¥239,901

Total Equity:
Balance at beginning of period	¥2,429,806	¥2,111,446
Conversion of bonds	—	90
Losses on sales of treasury stock	—	(1)
Net income before attribution of noncontrolling interests	110,982	63,846
Cash dividends paid to Mitsui & Co., Ltd. shareholders	(20,081)	—
Dividends paid to noncontrolling interest shareholders	(4,026)	(6,608)
Unrealized holding (losses) gains on available-for-sale securities (after income tax effect) (Notes 1 and 3)	(63,153)	57,954
Foreign currency translation adjustments (after income tax effect) (Notes 1 and 12)	(126,213)	85,987
Defined benefit pension plans (after income tax effect)	1,570	1,590
Net unrealized (losses) gains on derivatives (after income tax effect) (Notes 1 and 12)	(9,377)	7,061
Sales and purchases of treasury stock	(136)	(8)
Equity transactions with noncontrolling interest shareholders and other	15,079	4,313

Balance at end of period	¥2,334,451	¥2,325,670

Comprehensive Income (Loss):
Net income before attribution of noncontrolling interests	¥110,982	¥63,846

Other comprehensive income (loss) (after income tax effect):
Unrealized holding (losses) gains on available-for-sale securities (Notes 1 and 3)	(63,153)	57,954
Foreign currency translation adjustments (Notes 1 and 12)	(126,213)	85,987
Defined benefit pension plans	1,570	1,590
Net unrealized (losses) gains on derivatives (Notes 1 and 12)	(9,377)	7,061

Comprehensive (loss) income before attribution of noncontrolling interests	(86,191)	216,438
Comprehensive loss (income) attributable to noncontrolling interests	3,907	(12,442)

Comprehensive (loss) income attributable to Mitsui & Co., Ltd.	¥(82,284)	¥203,996

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Mitsui & Co., Ltd. and subsidiaries

For the Three-Month Periods ended June 30, 2010 and 2009

	Millions of Yen
	Three-Month Period ended June 30, 2010	Three-Month Period ended June 30, 2009
Operating Activities: (Note 1)
Net income before attribution of noncontrolling interests	¥110,982	¥63,846
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Loss from discontinued operations—net (after income tax effect)	—	568
Depreciation and amortization	32,759	34,714
Pension and severance costs, less payments	2,356	2,976
Provision for doubtful receivables	1,180	815
Gain on sales of securities—net	(4,174)	(2,220)
Loss on write-down of securities	4,577	2,788
Gain on disposal or sales of property and equipment—net	(303)	(261)
Impairment loss of long-lived assets	2,090	—
Deferred income taxes	2,276	(16,886)
Equity in earnings of associated companies, less dividends received	(16,107)	15,361
Changes in operating assets and liabilities:
Decrease in trade receivables	15,403	79,318
(Increase) decrease in inventories	(26,423)	17,984
Decrease in trade payables	(7,252)	(39,044)
(Increase) decrease in advance payments to suppliers	(572)	7,456
Decrease in advances from customers	(477)	(12,491)
Other—net	10,566	54,464
Net cash provided by operating activities of discontinued operations	—	102

Net cash provided by operating activities	126,881	209,490

Investing Activities:
Net decrease in time deposits	14,271	372
Investments in and advances to associated companies	(16,009)	(12,566)
Sales of investments in and collection of advances to associated companies	4,599	9,347
Acquisitions of other investments	(22,752)	(11,336)
Proceeds from sales and maturities of other investments	18,428	30,473
Increase in long-term loan receivables	(23,710)	(14,311)
Collection of long-term loan receivables	21,884	17,017
Additions to property leased to others and property and equipment	(65,268)	(46,204)
Proceeds from sales of property leased to others and property and equipment	1,227	4,625
Acquisitions of subsidiaries, net of cash acquired	(106,797)	—
Proceeds from sales of subsidiaries, net of cash held by subsidiaries	18,693	—

Net cash used in investing activities	(155,434)	(22,583)

Financing Activities:
Net increase (decrease) in short-term debt	22,676	(98,420)
Proceeds from long-term debt	79,859	132,961
Repayments of long-term debt	(102,876)	(96,160)
Transactions with noncontrolling interest shareholders	10,601	(4,408)
Purchases of treasury stock—net	(136)	(8)
Payments of cash dividends	(20,081)	—

Net cash used in financing activities	(9,957)	(66,035)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(25,723)	12,928

Net (decrease) increase in Cash and Cash Equivalents	(64,233)	133,800

Cash and Cash Equivalents at Beginning of Period	1,401,399	1,147,809

Cash and Cash Equivalents at End of Period	¥1,337,166	¥1,281,609

See notes to consolidated financial statements.

1. BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in Mitsui & Co., Ltd. and subsidiaries’ (collectively, the “companies”) general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, accounting for certain investments including non-monetary exchange of investments and effects of changes in foreign currency exchange rates on foreign-currency-denominated available-for-sale debt securities, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for consolidation accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities, accounting for leasing, accounting for stock issuance costs, and accounting for uncertainty in income taxes.

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are voluntary disclosures, and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as a principal and transactions in which the Company and certain subsidiaries serve as an agent. During the year ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In relation to this change, amounts for the three-month period ended June 30, 2009 have been reclassified.

Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate share of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by ASC 810, “Consolidation.”

The difference between the cost of investments in VIEs which are not a business and the equity in the fair value of the net assets at the dates of acquisition is accounted for as an extraordinary gain or loss while the excess of the cost of investments in other subsidiaries that meet the definition of a business over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.

Changes in the companies’ ownership interests while retaining their controlling financial interests in their subsidiaries are accounted for as equity transactions. When the companies cease to have their controlling financial interests, any retained investments are remeasured at their fair value at the date the companies cease to have their controlling financial interests, and the difference between the fair value and the carrying amount of the retained noncontrolling investments is recognized as a gain or loss in net income attributable to Mitsui & Co., Ltd.

Certain subsidiaries with a first-quarter-end on or after March 31, but prior to the parent Company’s first-quarter-end of June 30, are included on the basis of the subsidiaries’ respective first-quarter-ends.

Foreign currency translation

The assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective period-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at period-end exchange rates with the resulting gains and losses recognized in earnings.

Cash equivalents

Cash equivalents are defined as short-term (original maturities of three months or less), highly liquid investments which are readily convertible into cash and have no significant risk of change in value including certificates of deposit, time deposits, financing bills and commercial papers with original maturities of three months or less.

Allowance for doubtful receivables

An impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for doubtful receivables is recorded for all receivables not defined as specific loan based primarily upon the companies’ credit loss experiences and an evaluation of potential losses in the receivables.

Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on a specific-identification basis, or market.

Derivative instruments and hedging activities

In accordance with ASC 815, “Derivatives and Hedging,” all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and their resulting hedge designation. On the Consolidated Balance Sheets, the companies offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

The companies enter into derivative commodity instruments, such as future, forward, option and swap contracts, as a means of hedging the exposure to changes in the fair value of inventories and unrecognized firm commitments and the exposure to variability in the expected future cash flows from forecasted transactions, principally for non-ferrous metals, crude oil and agricultural products.

Changes in the fair value of derivative commodity instruments, designated and effective as fair value hedges, are recognized in sales of products or cost of products sold as offsets to changes in the fair value of the hedged items. Changes in the fair value of derivative commodity instruments, designated and effective as cash flow hedges, are initially recorded as other comprehensive income and reclassified into earnings as sales of products or cost of products sold when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in sales of products or cost of products sold immediately.

Changes in the fair value of derivative commodity instruments, for which hedge requirements are not met, are currently recognized in sales of products or cost of products sold without any offsetting changes in the fair value of the hedged items.

The Company and certain subsidiaries also enter into agreements for derivative commodity instruments as a part of their trading activities. These derivative instruments are marked to market and gains or losses resulting from these contracts are reported in other sales.

Changes in the fair value of all open positions of precious metals traded in terminal (future) markets are recognized in other sales in order to reflect the fair value of commodity trading transactions consisting of inventories, unrecognized firm commitments and derivative commodity instruments as a whole.

The companies enter into derivative financial instruments such as interest rate swap agreements, foreign exchange forward contracts, currency swap agreements, and interest rate and currency swap agreements as a means of hedging their interest rate and foreign exchange exposure.

Changes in the fair value of interest rate swap agreements, designated and effective as fair value hedges for changes in the fair value of fixed-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are recognized in interest income and expense as offsets to changes in the fair value of hedged items. Changes in the fair value of interest rate swap agreements, designated and effective as cash flow hedges for changes in the cash flows of floating-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are initially recorded in other comprehensive income and reclassified into earnings as interest income and expense when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in interest income and expense immediately.

Changes in the fair value of foreign exchange forward contracts and currency swap agreements, designated and effective as cash flow hedges for changes in the cash flows of foreign-currency-denominated assets or liabilities, unrecognized firm commitments and forecasted transactions attributable to changes in the related foreign currency exchange rate, are initially recorded in other comprehensive income and reclassified into earnings as foreign exchange gains or losses when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in foreign exchange gains or losses immediately.

Changes in the fair value of interest rate and currency swap agreements, designated and effective as fair value hedges or cash flow hedges for changes in the fair values or cash flows of foreign-currency-denominated assets or liabilities attributable to changes in the designated benchmark interest rate or the related foreign currency exchange rate are recorded as either earnings or other comprehensive income depending on the treatment of foreign currency hedges as fair value hedges or cash flow hedges.

Changes in the fair value of derivative financial instruments, for which hedge requirements are not met, are currently recognized in interest income and expense for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements.

The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative instruments are marked to market and the related gains or losses are reported in other sales.

The companies use derivative instruments and non-derivative financial instruments in order to reduce the foreign currency exposure in the net investment in a foreign operation. The foreign currency transaction gains or losses on these instruments, designated as and effective as hedging instruments, are deferred and recorded as foreign currency translation adjustments within other comprehensive income to the extent they are effective as hedge. These amounts are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

For the Statements of Consolidated Cash Flows, cash flows from derivative commodity instruments and derivative financial instruments that qualify for hedge accounting are included in the same category as the items being hedged.

Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading.

Securities are classified as trading securities and carried at fair value only if the companies possess those securities for the purpose of purchase and sale. Unrealized holding gains and losses are included in earnings.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income (loss) in equity on a net-of-tax basis.

For other than a temporary decline in the value of debt and marketable equity securities below their cost or amortized cost, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss for the period in which such determination is made. Various factors, such as the extent by which the cost exceeds the market value, the duration of the market decline, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, are reviewed to judge whether the decline is other than temporary.

The cost of debt and marketable securities sold is determined based on the moving-average cost method.

Non-marketable equity securities

Non-marketable equity securities are carried at cost. When other than a temporary decline in the value of such securities below their cost occurs, the investment is reduced to its fair value and an impairment loss is recognized. Various factors, such as the financial condition and near-term prospects of the issuer, are reviewed to judge whether it is other than temporary.

The cost of non-marketable equity securities sold is determined based on the moving-average cost method.

Investments in associated companies

Investments in associated companies (20% to 50%-owned corporate investees, corporate joint ventures, and less than 20%-owned corporate investees over which the companies have the ability to exercise significant influence) and noncontrolling investments in general partnerships, limited partnerships and limited liability companies are accounted for under the equity method, after appropriate adjustments for inter Company profits and dividends. The differences between the cost of such investments and the companies’ equity in the underlying fair value of the net assets of associated companies at the dates of acquisition are recognized as equity method goodwill.

For other than a temporary decline in the value of investments in associated companies below the carrying amount, the investment is reduced to its fair value and an impairment loss is recognized.

Leasing

The companies are engaged in lease financing consisting of direct financing leases and leveraged leases, and in operating leases of properties. For direct financing leases, unearned income is amortized to income over the lease term at a constant periodic rate of return on the net investment. Income on leveraged leases is recognized over the life of the lease at a constant rate of return on the positive net investment. Initial direct costs are deferred and amortized using the interest method over the lease period. Operating lease income is recognized as other sales over the term of underlying leases on a straight-line basis.

The companies are also lessees of various assets. Rental expenses on operating leases are recognized over the respective lease terms using the straight-line method.

Property and equipment

Property and equipment are stated at cost.

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. Mineral rights are amortized over their respective estimated useful lives using the straight-line method or the unit-of-production method.

Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.

Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to expense as incurred.

Impairment of long-lived assets

Long-lived assets to be held and used or to be disposed of other than by sale are reviewed, by using undiscounted future cash flows, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Business combinations

In accordance with ASC 805, “Business Combinations,” the acquisition method of accounting which requires the measurement of the fair value of all of the assets and liabilities of an acquired Company, including noncontrolling interests, is used for all business combinations from April 1, 2009. The companies separately recognize and report acquired intangible assets as goodwill or other intangible assets. Any excess of fair value of acquired net assets over cost arising from a business combination is recognized as a gain from a bargain purchase.

Goodwill and other intangible assets

Goodwill is not amortized but tested for impairment annually or more frequently if impairment indicators arise. Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment.” Any identifiable intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with ASC 350, “Intangibles-Goodwill and Other,” until its useful life is determined to be no longer indefinite.

Equity method goodwill is reviewed for impairment as part of an other-than-temporary decline in the value of investments in associated companies below the carrying amount in accordance with ASC 323, “Investments-Equity Method and Joint Ventures.”

Oil and gas producing activities

Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting. The costs of acquiring properties, costs of drilling and equipping exploratory wells, and costs of development wells and related plant and equipment are capitalized, and amortized using the unit-of-production method. Exploratory well costs are expensed, if economically recoverable reserves are not found. Other exploration costs, such as geological and geophysical costs, are expensed as incurred.

In accordance with ASC 360, proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproved properties are assessed annually for impairment in accordance with ASC 932-360-35-11, “Extractive Activities-Oil and Gas—Unproved Properties,” with any impairment charged to expense. The companies make a comprehensive evaluation and record impairment of unproved property based on undiscounted future net cash flow approach, as well as taking into consideration various factors, such as remaining mining rights periods, examples of sales and purchases in neighboring areas, drilling results and seismic interpretations.

Mining operations

Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using either the unit-of-production method or straight-line method based on the proven and probable reserves.

In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as “stripping costs.” During the development of a mine, before production commences, such costs are generally capitalized as part of the development costs. Removal of waste materials continues during the production stage of the mine. Such post-production stripping costs are variable production costs to be considered as a component of mineral inventory costs and are recognized as a component of costs of products sold in the same period as the related revenues from the sales of the minerals. Depending on the configuration of the mineral deposits, the post-production stripping costs could lead to a lower of cost or market inventory adjustment.

Asset retirement obligations

The companies record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

Pension and severance indemnities plans

The Company and certain subsidiaries have defined benefit pension plans and severance indemnities plans covering substantially all employees other than directors. The costs of defined benefit pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods. The Company and certain subsidiaries recognize the overfunded or underfunded status of a defined benefit plan as an asset or a liability in the Consolidated Balance Sheets. In addition, the Company and certain subsidiaries have defined contribution pension plans. The costs of defined contribution pension plans are charged to expenses when incurred.

Guarantees

In accordance with ASC 460, “Guarantees,” the companies recognize, at the inception of a guarantee issued on or after January 1, 2003, a liability for the fair value of the obligation undertaken for the guarantee.

Revenue recognition

The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

Sales of products

Sales of products include the sales of various products as a principal in the transactions, the manufacture and sale of a wide variety of products such as metals, chemicals, foods and general consumer merchandise, the development of natural resources such as coal, iron ore, oil and gas, and the development and sale of real estate. The companies recognize those revenues at the time the delivery conditions agreed with customers are met. These conditions are usually considered to have been met when the goods are received by the customer, the title to the warehouse receipts is transferred, or the implementation testing is duly completed.

For long-term construction contracts such as railroad projects, depending on the nature of the contract, revenues are accounted for by the percentage-of-completion method if estimates of costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, otherwise the companies use the completed contract method.

The Company and certain subsidiaries enter into buy/sell arrangements, mainly relating to transactions of crude oil and petroleum products. Under buy/sell arrangements, which are entered into primarily to optimize supply or demand requirements, the Company and certain subsidiaries agree to buy (sell) a specific quality and quantity of commodities to be delivered at a specific location and/or time while agreeing to sell (buy) the same quality and quantity of the commodities to be delivered at a different location and/or time to the same counterparty. The buy/sell arrangements are reported on a net basis in the Statements of Consolidated Income.

Sales of services

Sales of services include the revenues from trading margins and commissions related to various trading transactions in which the companies act as a principal or an agent. Specifically, the companies charge a commission for the performance of various services such as logistic and warehouse services, information and communication services, and technical support. For some back-to-back sales and purchase transactions of products, the companies act as a principal and record the net amount of sales and purchase prices as revenues. The companies also facilitate conclusion of the contracts between manufacturers and customers and deliveries for the products between suppliers and customers. Revenues from service related businesses are recorded as revenues when the contracted services are rendered to third-party customers pursuant to the agreements.

Other sales

Other sales principally include the revenues from leasing activities of real estate, rolling stock, ocean transport vessels, equipment and others, the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, and the revenues from external consumer financing. See accounting policies for leasing and derivative instruments and hedging activities for the revenue recognition policies regarding leasing and derivative transactions, respectively.

Research and development expenses

Research and development costs are charged to expenses when incurred.

Advertising expenses

Advertising costs are charged to expenses when incurred.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with ASC 740, “Income Taxes,” the companies recognize and measure uncertainty in income taxes. Interests and penalties incurred in relation to income taxes are reported in current income taxes in the Statements of Consolidated Income.

Net income per share

Basic net income per share attributable to Mitsui & Co., Ltd. is computed by dividing net income attributable to Mitsui & Co., Ltd. by the weighted-average number of common shares outstanding for the period. Diluted net income per share attributable to Mitsui & Co., Ltd. reflects the potential dilution as a result of issuance of shares upon conversion of the companies’ convertible bonds.

III. RECLASSIFICATION

Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated companies—Net (After Income Tax Effect)” are included in “Income Taxes” from the three-month period ended September 30, 2009 and the six-month period ended September 30, 2009. At the same time, the line item, “Equity in Earnings of Associated companies—Net (After Income Tax Effect)” has been changed to “Equity in Earnings of Associated companies—Net.” Amounts for the three-month period ended June 30, 2009 have been reclassified to conform to the current period’s presentation.

Other certain reclassifications and format changes have also been made to amounts for the three-month period ended June 30, 2009 to conform to the current period presentation.

IV. DISCONTINUED OPERATIONS

The companies have the policy of presenting the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under income or loss from discontinued operations—net (after income tax effect). The figures related to the discontinued operations for the year ended March 31, 2010 were reclassified in the Statement of Consolidated Income and the Statement of Consolidated Cash Flows for the three-month period ended June 30, 2009 to conform to the current period presentation.

The figures of discontinued operations for the three-month period ended June 30, 2010 were not reclassified due to their immateriality to the companies’ financial position and results of operations.

Income from continuing operations attributable to Mitsui & Co., Ltd. and loss from discontinued operations—net (after income tax effect) attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2009 were ¥57,813 million and ¥491 million, respectively.

V. NEW ACCOUNTING STANDARDS

Transfers of financial assets

Effective April 1, 2010, the companies adopted the new provisions in ASC 860, “Transfers and Servicing,” which the FASB issued as ASU 2009-16, “Accounting for Transfers of Financial Assets,” which was formerly SFAS No. 166.

ASU 2009-16 amends the provisions in ASC 860, eliminates the concept of a qualifying special-purpose entity and changes the derecognition requirements of financial assets. The new provisions also enhance disclosure requirements for transfers of financial assets and a transferor’s continuing involvement with transferred financial assets.

The effect of the adoption of these provisions on the companies’ financial position and results of operations was immaterial.

Variable interest entities

Effective April 1, 2010, the companies adopted the new provisions in ASC 810, “Consolidation,” which the FASB issued as ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which was formerly SFAS No. 167, and ASU 2010-10, “Amendments for Certain Investment Funds.”

ASU 2009-17 amends the provisions in ASC 810 to require an entity to determine the need for consolidating a VIE based on qualitative analysis, including whether the entity has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance, and to assess such needs on an ongoing basis. ASU 2010-10 indefinitely defers the application of provisions amended by ASU 2009-17 for interests in certain investment funds and similar entities.

The effect of the adoption of these provisions on the companies’ financial position and results of operations was immaterial.

2. BUSINESS COMBINATIONS

For the three-month period ended June 30, 2010

The following is the primary business combination, which was completed during the three-month period ended June 30, 2010.

On December 24, 2009, MT Falcon Holdings Company S.A.P.I. de C.V., a 70% owned subsidiary of the Company, entered into a definitive agreement with Gas Natural SDG, S.A. to acquire 100% of its outstanding shares of a portfolio of companies holding five gas-fired combined cycle power stations in Mexico, as well as relevant companies including a pipeline company. This acquisition for ¥111,519 million (U.S. $1,221 million) was closed on June 2, 2010 (“acquisition date”). The Company intends to enhance its portfolio of power generating assets through this acquisition.

The Company recorded the provisional amounts for assets acquired and liabilities assumed because the purchase price allocation of the business combination is incomplete as of the issuance date of the consolidated financial statements. The provisional amounts mainly consist of property and equipment and intangible assets of ¥65,230 million and ¥46,704 million, respectively, as of the acquisition date.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

For the three-month period ended June 30, 2009

The business combinations which were completed during the three-month period ended June 30, 2009 were immaterial.

3. MARKETABLE SECURITIES AND OTHER INVESTMENTS

Debt and marketable equity securities

At June 30 and March 31, 2010, the cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and the amortized cost, fair value and gross unrealized holding gains and losses on held-to-maturity debt securities were as follows:

	Millions of Yen
			Unrealized holding gains (losses)
	Cost	Fair value	Gains	Losses	Net
June 30, 2010:
Available-for-sale:
Marketable equity securities (Japan)	¥223,061	¥349,926	¥134,380	¥(7,515)	¥126,865
Marketable equity securities (Non-Japan)	36,960	57,159	24,048	(3,849)	20,199
Preferred stock that must be redeemed	77,401	67,449	212	(10,164)	(9,952)
Government bonds	8,024	8,031	7	—	7
Other securities	1,897	1,897	0	—	0
March 31, 2010:
Available-for-sale:
Marketable equity securities (Japan)	¥212,367	¥416,844	¥204,612	¥(135)	¥204,477
Marketable equity securities (Non-Japan)	27,212	58,337	32,611	(1,486)	31,125
Preferred stock that must be redeemed	78,940	74,595	271	(4,616)	(4,345)
Government bonds	8,024	8,036	12	—	12
Other securities	1,891	1,891	0	—	0

	Millions of Yen
			Unrealized holding gains (losses)
	Amortized cost	Fair value	Gains	Losses	Net
June 30, 2010:
Held-to-maturity debt securities	¥1,056	¥1,056	¥0	—	¥0
March 31, 2010:
Held-to-maturity debt securities	¥117	¥117	¥0	—	¥0

At June 30 and March 31, 2010, the companies did not hold available-for-sale securities, with original maturities of three months or less, included in cash and cash equivalents in the Consolidated Balance Sheets.

At June 30 and March 31, 2010, the fair value and gross unrealized holding losses on available-for-sale securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, were as follows:

	Millions of Yen
	Less than 12 months		12 months or more
	Fair value	Unrealized holding losses	Fair value	Unrealized holding losses
June 30, 2010:
Available-for-sale:
Marketable equity securities	¥95,639	¥(11,364)	—	—
Debt securities, consisting of preferred stock that must be redeemed	—	—	¥66,353	¥(10,164)

Total	¥95,639	¥(11,364)	¥66,353	¥(10,164)

March 31, 2010:
Available-for-sale:
Marketable equity securities	¥27,896	¥(1,621)	—	—
Debt securities, consisting of preferred stock that must be redeemed	—	—	¥73,440	¥(4,616)

Total	¥27,896	¥(1,621)	¥73,440	¥(4,616)

The companies’ investments in available-for-sale securities in an unrealized holding loss position consisted primarily of marketable equity securities and preferred stock that must be redeemed. The unrealized losses on marketable equity securities were due principally to a temporary decline in the stock market. The companies evaluated the near-term prospects of the issuer of the equity securities in relation to the severity and duration of impairment. Based on that evaluation and the companies’ ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the companies did not consider these investments to be other-than-temporarily impaired at June 30, 2010.

The unrealized losses on preferred stock that must be redeemed were due to a devaluation of foreign currencies against the yen in the foreign exchange market. For current portion of the preferred stock, losses on write-down recognized to reflect the devaluation of foreign currencies considered to be other-than-temporary. For non-current portion, the companies evaluated the prospects of the foreign exchange market for the period of maturity of the stock. Based on that evaluation, the companies did not consider this portion to be other-than-temporarily impaired at June 30, 2010.

For the three-month periods ended June 30, 2010 and 2009, losses of ¥3,612 million and ¥104 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other-than-temporary.

The portion of net trading gains and losses for the three-month periods that relates to trading securities still held at June 30, 2010 and 2009 were as follows:

	Millions of Yen
	June 30, 2010	June 30, 2009
Net trading losses	¥(6)	¥(2)

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the three-month periods ended June 30, 2010 and 2009 are shown below:

	Millions of Yen
	June 30, 2010	June 30, 2009
Proceeds from sales	¥1,342	¥2,135

Gross realized gains	¥621	¥712
Gross realized losses	(41)	(2)

Net trading gains	¥580	¥710

Debt securities classified as available-for-sale and held-to-maturity at June 30, 2010 mature as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Amortized cost	Aggregate fair value	Amortized cost	Aggregate fair value
Contractual maturities:
Within 1 year	¥8,660	¥9,033	¥47	¥47
After 1 year through 5 years	70,149	60,862	107	107
After 5 years through 10 years	8,513	7,482	—	—
After 10 years	—	—	902	902

Total	¥87,322	¥77,377	¥1,056	¥1,056

The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.

Investments other than debt and marketable equity securities

Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥451,149 million and ¥482,930 million at June 30 and March 31, 2010, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.

Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and such decline is judged to be other-than-temporary, the investment is written down to its estimated fair value.

Losses on write-downs of these investment securities recognized to reflect the declines in fair value considered to be other-than-temporary were ¥965 million and ¥2,684 million, for the three-month periods ended June 30, 2010 and 2009, respectively.

The aggregate carrying amount of the companies’ non-marketable equity securities accounted for under the cost method totaled ¥403,342 million and ¥434,194 million at June 30 and March 31, 2010, respectively.

4. PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

Pledged assets

At June 30, 2010 and March 31, 2010, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen
	June 30, 2010	March 31, 2010
Trade receivables (current and non-current)	¥86,438	¥92,004
Inventories	7,860	2,927
Investments	193,853	217,672
Property leased to others (net book value)	34,641	44,457
Property and equipment (net book value)	23,818	23,761
Other	2,722	9,079

Total	¥349,332	¥389,900

The distribution of such collateral among short-term debt, long-term debt, and financial guarantees and other was as follows:

	Millions of Yen
	June 30, 2010	March 31, 2010
Short-term debt	¥14,766	¥15,311
Long-term debt	128,941	145,693
Financial guarantees and other	205,625	228,896

Total	¥349,332	¥389,900

Trust receipts issued under customary import financing arrangements (short-term bank loans and bank acceptances) give banks a security interest in the merchandise imported and/or the accounts receivable resulting from the sale of such merchandise. Because of the companies’ large volume of import transactions, it is not practicable to determine the total amount of assets covered by outstanding trust receipts.

In addition to the above, the Company has bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, immediately to provide collateral, which is not specified in the loan agreements.

Financial assets accepted as collateral

At June 30, 2010 and March 31, 2010, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen
	June 30, 2010	March 31, 2010
Bank deposits	¥958	¥899
Trade receivables—accounts	842	608
Stocks and bonds	4,432	4,906

There were no financial assets repledged or accepted as collateral under security repurchase agreements at June 30, 2010 or March 31, 2010.

5. PENSION COSTS AND SEVERANCE INDEMNITIES

Net periodic pension costs of the companies’ defined benefit pension plans for the three-month periods ended June 30, 2010 and 2009 included the following components:

	Millions of Yen
	Three-month period ended
	June 30, 2010	June 30, 2009
Service cost—benefits earned during the period	¥2,155	¥2,434
Interest cost on projected benefit obligation	1,593	1,582
Expected return on plan assets	(2,006)	(1,965)
Amortization of prior service cost	51	(16)
Amortization of net actuarial loss	1,867	3,178
Curtailment gain	(4)	—

Net periodic pension costs	¥3,656	¥5,213

6. EQUITY

Equity transactions with noncontrolling interest shareholders

During the three-month periods ended June 30, 2010 and 2009, changes in noncontrolling interests due to equity transactions with noncontrolling interest shareholders were as follows:

	Millions of Yen
	Three-month period ended
	June 30, 2010	June 30, 2009
Increase in noncontrolling interests due to transfers of Mitsui & Co., Ltd’s ownership interests in its subsidiaries to noncontrolling interests	¥2,198	¥1,594
(Decrease) increase in noncontrolling interests due to transfers of ownership interests in Mitsui & Co., Ltd’s subsidiaries from noncontrolling interests	(9)	366

Increase of a noncontrolling interest due to the consolidation of a subsidiary

During the three-month period ended June 30, 2010, ¥12,602 million of a noncontrolling interest was recorded in equity transactions with noncontrolling interest shareholders and other in the Statements of Changes in Consolidated Equity, as a result of the consolidation of MT Falcon Holdings Company S.A.P.I. de C.V. (“MT Falcon”), with the Company’s 70% ownership interest. See Note 2, “BUSINESS COMBINATIONS,” for further information regarding MT Falcon’s acquisition of gas-fired power business.

Gains recorded due to the deconsolidation of subsidiaries

During the three-month period ended June 30, 2010, the companies deconsolidated certain subsidiaries and recognized pre-tax gains of ¥2,346 million, which were included in gains on sales of securities—net in the Statements of Consolidated Income. Of the total gains of ¥2,346 million, ¥1,554 million was recorded as a result of the remeasurement of the retained investments in the former subsidiaries to their fair values.

7. NET INCOME ATTRIBUTABLE TO MITSUI & CO., LTD. PER SHARE

The following is a reconciliation of basic net income attributable to Mitsui & Co., Ltd. per share to diluted net income attributable to Mitsui & Co., Ltd. per share for the three-month periods ended June 30, 2010 and 2009:

	Three-Month Period Ended June 30, 2010			Three-Month period ended June 30, 2009
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income Attributable to Mitsui & Co., Ltd. per Share:
Income from continuing operations	¥102,535	1,824,779	¥56.19	¥57,813	1,821,192	¥31.74
Loss from discontinued operations—net (after income tax effect)	—	—	—	(491)	1,821,192	(0.27)
Net income	102,535	1,824,779	56.19	57,322	1,821,192	31.47

Effect of Dilutive Securities:
Japanese yen convertible bonds	—	—		6	4,286
Adjustment of effect of dilutive securities of associated companies	(1)	—		(1)	—

Diluted Net Income Attributable to Mitsui & Co., Ltd. per Share:
Income from continuing operations	102,534	1,824,779	56.19	57,818	1,825,478	31.67
Loss from discontinued operations—net (after income tax effect)	—	—	—	(491)	1,825,478	(0.27)
Net income after effect of dilutive securities	¥102,534	1,824,779	¥56.19	¥57,327	1,825,478	¥31.40

8. SEGMENT INFORMATION

	Millions of Yen
Three-month period ended June 30, 2010:	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	¥29,831	¥114,598	¥60,124	¥206,944	¥246,151	¥141,488	¥34,080	¥17,986

Gross profit	¥10,162	¥47,854	¥23,518	¥16,919	¥51,150	¥18,695	¥12,108	¥10,414

Operating income (loss)	¥2,416	¥43,436	¥2,647	¥5,264	¥36,825	¥3,017	¥(2,408)	¥3,221

Equity in earnings (losses) of associated companies—net	¥739	¥23,420	¥8,738	¥759	¥9,481	¥(189)	¥2,008	¥2,659

Net income attributable to Mitsui & Co., Ltd.	¥2,335	¥39,695	¥6,567	¥3,156	¥32,564	¥1,665	¥4,228	¥1,175

Total assets at June 30, 2010	¥455,819	¥883,742	¥1,397,524	¥585,497	¥1,361,678	¥607,398	¥512,630	¥377,324

Investments in and advances to associated companies at June 30, 2010	¥23,295	¥438,575	¥330,301	¥31,517	¥140,608	¥83,705	¥99,075	¥63,115

Depreciation and amortization	¥665	¥2,777	¥2,424	¥1,682	¥17,490	¥1,637	¥1,295	¥831

Additions to property leased to others and property and equipment	¥238	¥10,095	¥10,024	¥3,249	¥29,072	¥3,238	¥557	¥3,055

	Millions of Yen
Three-month period ended June 30, 2010:	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	¥182,424	¥32,951	¥30,544	¥1,097,121	¥472	¥4	¥1,097,597

Gross profit	¥20,528	¥4,732	¥7,452	¥223,532	¥217	¥(310)	¥223,439

Operating income (loss)	¥7,607	¥610	¥1,200	¥103,835	¥(1,364)	¥(12,321)	¥90,150

Equity in earnings (losses) of associated companies—net	¥832	¥286	¥948	¥49,681	—	¥230	¥49,911

Net income attributable to Mitsui & Co., Ltd.	¥5,059	¥383	¥11,745	¥108,572	¥1,169	¥(7,206)	¥102,535

Total assets at June 30, 2010	¥462,848	¥117,991	¥285,239	¥7,047,690	¥2,730,884	¥(1,573,806)	¥8,204,768

Investments in and advances to associated companies at June 30, 2010	¥28,443	¥3,734	¥92,670	¥1,335,038	¥1,103	¥34,124	¥1,370,265

Depreciation and amortization	¥1,479	¥251	¥289	¥30,820	¥175	¥1,764	¥32,759

Additions to property leased to others and property and equipment	¥2,033	¥553	¥136	¥62,250	¥79	¥2,939	¥65,268

	Millions of Yen
Three-month period ended June 30, 2009 (As Restated):	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	¥26,277	¥62,680	¥55,561	¥200,505	¥186,446	¥128,928	¥39,166	¥17,382

Gross profit	¥8,772	¥14,177	¥21,970	¥18,794	¥34,520	¥22,148	¥11,800	¥9,879

Operating income (loss)	¥752	¥10,387	¥3,796	¥6,520	¥21,207	¥6,874	¥(4,410)	¥2,764

Equity in earnings (losses) of associated companies—net	¥1,373	¥7,451	¥8,311	¥(256)	¥8,054	¥2,447	¥971	¥988

Net income (loss) attributable to Mitsui & Co., Ltd.	¥1,415	¥19,673	¥13,044	¥4,579	¥15,830	¥4,912	¥79	¥35

Total assets at June 30, 2009	¥465,608	¥834,910	¥1,407,485	¥540,982	¥1,492,685	¥624,466	¥548,595	¥472,836

Investments in and advances to associated companies at June 30, 2009	¥21,780	¥436,119	¥321,748	¥30,487	¥154,464	¥80,557	¥109,769	¥19,030

Depreciation and amortization	¥724	¥2,397	¥2,278	¥1,930	¥19,657	¥1,487	¥1,145	¥922

Additions to property leased to others and property and equipment	¥521	¥8,825	¥11,617	¥1,415	¥15,436	¥1,418	¥940	¥499

Total trading transactions:	¥224,969	¥118,467	¥236,322	¥392,857	¥254,926	¥452,985	¥92,499	¥31,106

	Millions of Yen
Three-month period ended June 30, 2009 (As Restated):	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	¥219,729	¥21,804	¥21,145	¥979,623	¥574	¥(2,754)	¥977,443

Gross profit	¥13,644	¥3,459	¥6,723	¥165,886	¥586	¥285	¥166,757

Operating income (loss)	¥(1,618)	¥(1,345)	¥888	¥45,815	¥(1,049)	¥(11,282)	¥33,484

Equity in earnings (losses) of associated companies—net	¥(76)	¥477	¥910	¥30,650	—	¥172	¥30,822

Net income (loss) attributable to Mitsui & Co., Ltd.	¥(2,575)	¥(37)	¥7,432	¥64,387	¥(243)	¥(6,822)	¥57,322

Total assets at June 30, 2009	¥549,296	¥156,297	¥276,708	¥7,369,868	¥2,817,211	¥(1,722,151)	¥8,464,928

Investments in and advances to associated companies at June 30, 2009	¥29,550	¥17,790	¥79,684	¥1,300,978	¥106	¥19,640	¥1,320,724

Depreciation and amortization	¥2,323	¥231	¥171	¥33,265	¥130	¥1,319	¥34,714

Additions to property leased to others and property and equipment	¥3,124	¥265	¥206	¥44,266	¥121	¥1,817	¥46,204

Total trading transactions:	¥232,383	¥99,309	¥97,323	¥2,233,146	¥574	¥(3,037)	¥2,230,683

Notes:

(1)	The figures for the three-month period ended June 30, 2009 relating to discontinued operations have been reclassified. The reclassification to “Loss from Discontinued Operations—Net (After Income Tax Effect)” is included in “Adjustments and Elimination.”
(2)	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at June 30, 2010 and 2009 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
(3)	Net income attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions. Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the three-month period ended June 30, 2010 includes (a) ¥5,672 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,673 million for pension related items, and (c) ¥324 million (profit) related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects). Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the three-month period ended June 30, 2009 includes (a) ¥5,089 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,719 million for pension related items, and (c) ¥575 million (loss) related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects).
(4)	Transfers between operating segments are made at cost plus a markup.
(5)	During the three-month period ended September 30, 2009, Mitsui & Co. Financial Services (Australia) which was formerly operating under “Asia Pacific” segment, was transferred to “All Other” with the aim to optimize the in-house banking operation. In accordance with this change, the operating segment information for the three-month period ended June 30, 2009 has been restated to conform to the current year presentation.
(6)	During the three-month period ended June 30, 2010, revenues instead of total trading transactions of the operating segments are disclosed in the operating segment information, since the item was newly included in the measure of segments’ performance reviewed by the chief operating decision maker. In accordance with this change, revenues are added to the operating segment information for the three-month period ended June 30, 2009 to ensure comparability.
(7)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.
(8)	Tax effects on investments in associated companies which had been formerly included in “Equity in Earnings of Associated Companies” (after income tax effect) were included in “Income Taxes” from the three-month period ended September 30, 2009. At the same time, the line item, “Equity in Earnings of Associated Companies” (after income tax effect) was changed to “Equity in Earnings of Associated Companies—Net.” The figures for the three-month period ended June 30, 2009 have been reclassified to conform to the current period presentation.
(9)	During the three-month period ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In accordance with this change, the operating segment information for the three-month period ended June 30, 2009 has been reclassified.

9. INCOME TAXES

The effective tax rates were 42.1% and 10.8% for the three-month periods ended June 30, 2010 and 2009, respectively. The effective tax rate for the three-month period ended June 30, 2009 was low due to the reversal of deferred tax liabilities related to dividends received from associated companies. The deferred tax liabilities for the undistributed earnings of associated companies had been recognized under the assumption that the investments in these companies would be sold in the future. The effective tax rate for the three-month period ended June 30, 2010 increased due to the decline of reversal of deferred tax liabilities.

10. CONTINGENT LIABILITIES

I. GUARANTEES

The table below summarizes the companies’ guarantees as defined in ASC460, “Guarantees,” at June 30 and March 31, 2010. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provisions or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and, in the aggregate, they greatly exceed anticipated losses.

The companies evaluate risks involved for each guarantee in an internal screening procedure before issuing a guaranty and regularly monitor outstanding positions and record adequate allowance to cover losses expected from probable performance under these agreements. The companies believe that the likelihood to perform guarantees which will materially affect the consolidated financial position, results of operations, or cash flows of the companies is remote at June 30, 2010.

	Millions of Yen
	Amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
June 30, 2010:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥154,660	¥32,672	¥187,376	¥790	2045
Guarantees for associated companies	74,790	7,309	98,621	4,511	2036
Guarantees to financial institutions for employees’ housing loans	5,141	—	5,141	—	2035

Total	¥234,591	¥39,981	¥291,138	¥5,301

Market value guarantees:
Obligation to repurchase bills of exchange	¥52,976	¥49,601	¥52,976	—	2011
Residual value guarantees of leased assets	8,175	—	8,175	—	2015

Total	¥61,151	¥49,601	¥61,151	—

Derivative instruments	¥7,597	—	¥7,597	¥249

	Millions of Yen
	Amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2010:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥161,658	¥29,781	¥190,782	¥893	2042
Guarantees for associated companies	86,764	8,596	128,949	4,719	2045
Guarantees to financial institutions for employees’ housing loans	5,382	—	5,382	—	2035

Total	¥253,804	¥38,377	¥325,113	¥5,612

Market value guarantees:
Obligation to repurchase bills of exchange	¥56,910	¥53,516	¥56,910	—	2010
Minimum purchase price guarantees	8,177	—	8,177	¥224	2014
Residual value guarantees of leased assets	8,976	—	8,976	—	2015

Total	¥74,063	¥53,516	¥74,063	¥224

Derivative instruments	¥12,065	—	¥12,065	¥420

(1) Financial guarantees

The companies provide various types of guarantees to the benefit of third parties and related parties principally to enhance their credit standings, and would be required to execute payments if a guaranteed party failed to fulfill its obligation with respect to a borrowing or trade payable.

Categories of financial guarantees are as follows:

Guarantees for third parties

The companies guarantee, severally or jointly with others, indebtedness of certain customers and suppliers in the furtherance of their trading activities.

Guarantees for associated companies

The companies, severally or jointly with others, issue guarantees for associated companies for the purpose of furtherance of their trading activities and credit enhancement of associated companies.

Guarantees to financial institutions for employees’ housing loans

As a part of its employee benefits program, the Company issues guarantees to financial institutions for employees’ housing loans. The maximum duration of the guarantees is 25 years. The Company obtains a mortgage on the employees’ assets, if necessary.

(2) Market value guarantees

Obligation to repurchase bills of exchange

In connection with export transactions, the Company issues bills of exchange, some of which are discounted by its negotiating banks. If a customer fails to fulfill its obligation with respect to the bills, the Company would be obligated to repurchase the bills based on the banking transaction agreement. The maximum potential amount of future payments is represented by the aggregate par value of the bills discounted by the banks, and the recourse provisions and collateral are represented by the amount backed by letters of credit from the issuing banks of the customers.

Minimum purchase price guarantees

To support financing activities of a partner of the joint venture which owns interests in oil & gas producing fields, a subsidiary has committed to bid a certain amount in the sale of the partner’s stock by the bank which provides financing for the partner if the partner defaults. The Company provides marketing services of aircraft for domestic and overseas airline companies, and as a part of such businesses, the Company issues market value guarantees on the aircraft for certain customers.

At June 30, 2010, the commitment for a certain subsidiary to bid a certain amount in the sale of the stock of the partner which owns interests in oil & gas producing fields is discharged. Meanwhile, the obligation for the Company to purchase the aircraft for a certain amount is extinguished as well. No minimum purchase price guarantee is recorded at June 30, 2010.

Residual Value guarantees of leased assets

As lessees in operating lease contracts, a subsidiary has issued residual value guarantees on the leased locomotives. On the date of expiration of the operating lease contracts, in case of sales of those leased locomotives to the third party, the subsidiary will be responsible for making up any shortfall between the actual sales price and the guaranteed price for sales of those leased locomotives to the third party.

(3) Derivative instruments

Certain derivative contracts, including written put options and credit default swaps, meet the accounting definition of guarantees under ASC460, “Guarantees,” when it is probable that the counterparties have underlying assets or liabilities related to the derivative contracts.

The companies consider the business relationship with counterparties and other circumstances in deciding whether it is probable that the counterparties have underlying assets or liabilities, and did not include the derivative contracts with certain financial institutions and traders.

ASC460, “Guarantees,” does not require disclosure about derivative contracts if such contracts permit or require net settlement and the companies have no basis for concluding that it is probable that the counterparties have underlying assets or liabilities.

The companies have written put options as a part of various derivative transactions related to energy, non-ferrous metals, precious metals and grain. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the total amount outstanding and the maximum potential amount of future payments. The carrying amount of liabilities is represented by the fair value of such written options recorded in the consolidated financial statements.

The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.

(4) Indemnification contracts

Indemnification for cargo delivery

The companies have issued Discharging Letters of Indemnification (“DLOI”) to shipping companies for international trading activities. The maximum potential amount of future payments can not be estimated since the amount to be compensated is not specified in DLOI. No liability is recorded since the companies believe that there is little likelihood of incurring any loss from the DLOI.

Joint obligation under membership agreement in commodity exchanges

The companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfall apportioned among the non-defaulting members in a prescribed manner. The companies’ maximum potential amount of future payments related to these joint obligations is not quantifiable, however no liability is recorded since the companies believe that there is little likelihood of being required to make any payments under these obligations.

(5) Product warranties

Certain subsidiaries provide warranties, in relation to their sales of products, including residential houses and automobiles, for the performance of such products during specified warranty periods, and they are responsible for repair or payments of compensation against the claims by the customers regarding defects in performance or function. Estimated warranty costs are accrued at the time the products are sold based on the historical claim experiences.

Mitsui Bussan House-Techno, Inc., a 100% subsidiary engaged in the custom-made house building business, exited from the business due to the downturn of the business environment caused by declining demand, however, the companies retained the obligation for the future maintenance service, because Bussan Housing Maintenance Co., Ltd. a 100% subsidiary, assumed the obligation for periodical inspection and maintenance service for a contractual period after the completion.

A tabular reconciliation of changes in the estimated liabilities for product warranties for the three-month periods ended June 30, 2010 and 2009 are as follows:

	Millions of Yen
	June 30, 2010	June 30, 2009
Balance at beginning of the period	¥5,762	¥6,534
Payments made in cash or in kind	(112)	(41)
Accrual for warranties issued during the period	169	248
Changes in accrual related to pre-existing warranties	(494)	(294)

Balance at end of the period	¥5,325	¥6,447

II. LITIGATION

See Note 15, “The Oil Spill Incident of a Drilling Rig in the Gulf of Mexico,” for lawsuits on the incident.

Various claims and legal actions are pending against the companies in respect of contractual obligations and other matters arising out of the conduct of the companies’ business. Appropriate provision has been recorded for the estimated loss on claims and legal actions. In the opinion of management, any additional liabilities will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

11. VARIABLE INTEREST ENTITIES

The companies are involved with VIEs which mainly engage in leasing and financing activities within the Machinery & Infrastructure Projects, Energy and Logistics & Financial Markets Segments.

When evaluating whether the companies are the primary beneficiary of a VIE and must therefore consolidate the VIE, we perform a qualitative analysis that the primary beneficiary of a VIE has both the: (1) power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Consolidated Variable Interest Entities

The VIEs that have been consolidated by the companies in accordance with ASC No. 810 “Consolidation,” are described by group aggregated in similar characteristics of risks and rewards of each VIE as follows.

The companies hold senior investment securities of VIEs whose operations are real estate development (“Real estate development VIEs”) as of June 30 and March 31, 2010. The companies also hold a majority of the voting interest in a VIE whose primary activity is chartering a vessel, which is a single-lessee leasing arrangement (“Vessel chartering VIE”).These VIEs are financed mainly by issuance of stock including preferred securities or borrowings.

The total assets of Real estate development VIEs as of June 30 and March 31, 2010 are ¥9,632 million and ¥4,863 million, respectively; and the total assets of Vessel chartering VIE as of June 30 and March 31, 2010 are ¥3,170 million and ¥3,334 million, respectively.

The consolidated assets are pledged as collateral for Real estate development VIEs’ long-term debt, and their carrying amounts as of June 30, 2010 are ¥5,082 million. The consolidated assets are classified as real estate for sale, included in inventories in the Consolidated Balance Sheets. The consolidated VIE did not pledge any of its assets as collateral as of March 31, 2010.

In addition, the companies have an agreement with Real estate development VIE to provide financial support by purchasing additional beneficial interest securities of the VIE if any breach of loan contracts occurs.

The companies did not provide any financial or other support to the VIEs that they were not previously contractually obligated to provide for the three-month period ended June 30, 2010 and for the year ended March 31, 2010.

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies.

Non-consolidated Variable Interest Entities

The VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:

The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and LNG producing plants and equipment or to finance subordinated debts by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America, Middle East, and Southeast Asia in the form of leases and loans. These entities are financed mainly by bank borrowings and issuance of stock including preferred securities.

The total assets of the VIEs and the companies’ maximum exposure to loss and as of June 30, 2010 are ¥1,623,323 million and ¥111,646 million, respectively. The total assets of the VIEs and the companies’ maximum exposure to loss as of March 31, 2010 were ¥1,645,609 million and ¥114,449 million, respectively. The total assets of the VIEs reflect the most current information available to the companies.

The amount of maximum exposure to loss represents a loss that the companies could incur from the variability in value of the leased assets, from financial difficulties of the customers or from other causes without consideration of possible recoveries through insurance and the like. In addition, the amount bears no relation to the loss anticipated to be incurred from the companies’ involvement with the VIEs and is considered to exceed greatly the anticipated loss.

The maximum exposure to loss represents the amounts of investments, advances and guarantees provided by the companies to the VIEs as of June 30 and March 31, 2010.

The companies did not provide any financial or other than support to the VIEs that they were not previously contractually obligated to provide for the three-month period ended June 30, 2010 and for the year ended March 31, 2010.

12. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The companies are exposed to market risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business.

In order to offset or reduce these risks, the companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements, interest rate swap agreements, commodity future, forward, option and swap contracts, to hedge the exposure to changes in the fair value or expected future cash flows of recognized assets and liabilities, unrecognized firm commitments or forecasted transactions. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, to hedge the foreign currency exposure in the net investment in a foreign operation.

The notional amounts of the companies’ derivative instruments as of June, 30 2010 and March 31, 2010 were as follows:

	Billions of Yen
	June 30, 2010	March 31, 2010
Foreign exchange contracts	¥2,161	¥2,341
Interest rate contracts	1,889	2,023
Commodity contracts	25,453	23,801
Other contracts	1	4

Total derivative notional amounts	¥29,504	¥28,169

Foreign currency exchange rate risk hedging activities

The companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements, to fix the expected future cash flows from foreign-currency-denominated receivables and payables resulting from selling and purchasing activities in currencies other than the local currency and long-term financing transactions as part of the companies’ global operations in many countries. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, in order to hedge the foreign currency exposure in the net investment in a foreign operation.

Interest rate risk hedging activities

The companies use interest rate swap agreements and interest rate and currency swap agreements to diversify the sources of fund raising, reduce fund-raising costs, fix the expected future cash flows from long-term financial assets and liabilities with floating interest rates and reduce the exposure to changes in the fair value of long-term financial assets and liabilities with fixed interest rates.

Commodity price risk hedging activities

The companies use derivative instruments, such as commodity future, forward, option and swap contracts, to reduce the exposure to changes in the fair value of inventories and unrecognized firm commitments and to fix the expected future cash flows from forecasted transactions in marketable commodities, such as non-ferrous metals, crude oil and agricultural products.

Risk management policy

The companies have strictly separated the trading sections from the sections that record the results and positions of derivative instruments and are responsible for cash settlement and account confirmation with counterparties. Risk management sections classify the derivative transactions into trading transactions and hedging transactions. The distinction between trading and hedging transactions is strictly managed by confirming the correspondence with the hedged items for transactions for hedging purposes. Furthermore, these risk management sections comprehensively monitor, evaluate and analyze the positions of derivative instruments and report the results periodically to the Company’s executive officers in charge of risk management. Based on these reports, the executive officers assess derivative instruments and the market risks surrounding these instruments, and establish the companies’ risk management policy regarding derivative instruments.

Fair value hedges

Changes in the fair value of derivative instruments designated as hedging the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments are recorded in earnings together with changes in the fair value of the corresponding hedged items attributable to the hedged risks.

The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the three-month period ended June 30, 2009 and June 30, 2010.

The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the three-month period ended June 30, 2009 and June 30, 2010.

The companies include the gain and loss on the hedged items in the same line item as the offsetting loss or gain on the derivative instruments designated as hedging instruments.

The following table presents the gain/(loss) on hedged items and derivative instruments designated and qualifying as a fair value hedge included within the Statements of Consolidated Income for the three-month period ended June 30, 2009 and June 30, 2010:

Three-Month Period Ended June 30, 2009	Millions of Yen

Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥(715)	Interest rate contracts and foreign exchange contracts	¥767

Other income—net	Long-term debt	(637)	Foreign exchange contracts	477

Total		¥(1,352)		¥1,244

Three-Month Period Ended June 30, 2010	Millions of Yen

Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥(12,493)	Interest rate contracts and foreign exchange contracts	¥12,435

Other income—net	Long-term debt	(3,505)	Foreign exchange contracts	2,881

Cost of products sold	Firm commitments and inventories	(596)	Commodity contracts	596

Total		¥(16,594)		¥15,912

Cash flow hedges

Changes in the fair value of foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements designated as hedging instruments to hedge the exposure to variability in expected future cash flows of recognized assets or liabilities, unrecognized firm commitments and forecasted transactions denominated in foreign currencies are initially recorded as other comprehensive income (“OCI”) to the extent they are effective. The amounts in accumulated other comprehensive income (“AOCI”) are reclassified into earnings when earnings are affected by the hedged items.

Changes in the fair value of interest rate swap agreements designated as hedging instruments to reduce the exposure to variability in expected future cash flows of floating-rate financial assets and liabilities are initially recorded as OCI to the extent they are effective. The amounts in AOCI are reclassified into earnings as interest income and expense when earnings are affected by the hedged items.

Changes in the fair value of commodity forward and swap contracts designated as hedging instruments to hedge the exposure to variability in expected future cash flows of the marketable commodities are initially recorded as OCI to the extent they are effective. The amounts in AOCI are reclassified into earnings as sales of products or cost of products sold when earnings are affected by the hedged transactions.

The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in AOCI is reclassified into earnings. These amounts were immaterial for the three-month period ended June 30, 2009 and June 30, 2010.

The estimated net amount of the existing gains or losses in AOCI at June 30, 2010 that is expected to be reclassified into earnings within the next 12 months is a net gain of ¥5,051 million.

The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 17 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.

Hedges of the net investment in a foreign operation

The foreign currency transaction gain or loss on the derivative instrument and the non-derivative financial instrument that are designated as, and are effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation are recorded as foreign currency translation adjustments within OCI to the extent they are effective as a hedge.

Derivative instruments for trading purposes and risk management policy

The Company and certain subsidiaries use derivative instruments such as foreign exchange forward contracts, interest rate swap agreements and commodity future, forward, swap and option contracts for trading purposes. The Company’s executive officers in charge of risk management have set strict position and loss limits for these instruments. Independent back and middle offices strictly separated from trading sections (front offices) monitor, evaluate and analyze the position of trading transactions and market risks. Those results are periodically reported to the executive officers. Among others, VaR (Value at Risk: Statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in the underlying risk factors such as foreign currency exchange rates, interest rates and commodity prices, over a defined period, within a certain confidence level) is used to measure the market risks of derivative instruments for trading purposes.

The following table presents the fair value of derivative instruments included within the Consolidated Balance Sheets as of June 30 and March 31 ,2010:

Derivative instruments designated as hedging instruments under ASC 815 “Derivatives and Hedging”

	Millions of Yen
	Balance sheet location	June 30, 2010	March 31, 2010	Balance sheet location	June 30, 2010	March 31, 2010
Derivative instruments		Fair value	Fair value		Fair value	Fair value
Foreign exchange contracts	Derivative assets	¥5,094	¥7,053	Derivative liabilities	¥8,045	¥1,964
	Non-current receivables, less unearned interest	14,464	12,026	Other Long-Term Liabilities	3,850	3,544
Interest rate contracts	Derivative assets	970	434	Derivative liabilities	454	354
	Non-current receivables, less unearned interest	36,144	27,582	Other Long-Term Liabilities	3,832	4,959
Commodity contracts	Derivative assets	411	966	Derivative liabilities	253	889

Total		¥57,083	¥48,061		¥16,434	¥11,710

Derivative instruments not designated as hedging instruments under ASC 815 “Derivatives and Hedging”

	Millions of Yen
	Balance sheet Location	June 30, 2010	March 31, 2010	Balance sheet location	June 30, 2010	March 31, 2010
Derivative instruments		Fair value	Fair value		Fair value	Fair value
Foreign exchange contracts	Derivative assets	¥32,043	¥18,856	Derivative liabilities	¥25,780	¥23,669
	Non-current receivables, less unearned interest	11,521	10,434	Other Long-Term Liabilities	17,174	12,938
Interest rate contracts	Derivative assets	2,943	4,222	Derivative liabilities	2,699	3,069
	Non-current receivables, less unearned interest	10,179	8,497	Other Long-Term Liabilities	10,429	10,623
Commodity contracts	Derivative assets	735,102	919,170	Derivative liabilities	732,622	919,872
	Non-current receivables, less unearned interest	529,691	465,281	Other Long-Term Liabilities	549,281	481,513
Credit contracts	Non-current receivables, less unearned interest	3	—	Other Long-Term Liabilities	—	32

Total		¥1,321,482	¥1,426,460		¥1,337,985	¥1,451,716

Non-derivative designated as hedging instruments under ASC 815 “Derivatives and Hedging”

	Millions of Yen
		June 30, 2010	March 31, 2010
Hedging instruments	Balance sheet location	Carrying amount	Carrying amount
Foreign-currency-denominated debt	Current maturities of long-term debt	¥19,922	¥10,770
	Long-term Debt, less Current Maturities	164,238	134,207

Total		¥184,160	¥144,977

The following tables present the amount affecting the Statements of Consolidated Income and other comprehensive income for the three-month period ended June 30, 2009 and June 30, 2010:

Derivative instruments in ASC 815 fair value hedging relationships

Three-Month Period Ended June 30, 2009	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥575
	Other income—net	477
Interest rate contracts	Interest expense	192

Total		¥1,244

Three-Month Period Ended June 30, 2010	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥(179)
	Other income—net	2,881
Interest rate contracts	Interest expense	12,614
Commodity contracts	Cost of products sold	596

Total		¥15,912

Derivative instruments in ASC 815 cash flow relationships

	Millions of Yen
Three-Month Period Ended June 30, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥9,772	Sales of products	¥1,395
		Cost of services sold	(182)
		Other income—net	1,342
Interest rate contracts		Interest expense	(444)
Commodity contracts	(628)	Cost of products sold	2,156	Cost of products sold	¥228

Total	¥9,144		¥4,267		¥228

	Millions of Yen
Three-Month Period Ended June 30, 2010	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥(10,778)	Other income—net	¥(1,252)
Interest rate contracts	(746)
Commodity contracts	(386)			Sales of products	¥361

Total	¥(11,910)		¥(1,252)		¥361

Derivative instruments and hedging instruments in ASC 815 net investment hedging relationships

	Millions of Yen
Three-Month Period Ended June 30, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥3,454
Foreign-currency -denominated debt	1,782	Other income—net	¥(201)

Total	¥5,236		¥(201)

	Millions of Yen
Three-Month Period Ended June 30, 2010	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥1,993			Other income—net	¥625
Foreign-currency -denominated debt	6,579

Total	¥8,572				¥625

Derivative instruments not designated as hedging instruments under ASC 815

Three-Month Period Ended June 30, 2009	Millions of Yen

Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥1,161
	Cost of products sold	(226)
	Interest income	140
	Interest expense	(137)
	Other income—net	(1,286)
Interest rate contracts	Other sales	(881)
Commodity contracts	Sales of products	(4,815)
	Other sales	(1,002)
	Cost of products sold	(8,933)
Credit contracts	Other income—net	(274)

Total		¥(16,253)

Three-Month Period Ended June 30, 2010	Millions of Yen

Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥411
	Cost of products sold	(593)
	Other income—net	6,164
Interest rate contracts	Other sales	1,802
	Interest expense	318
Commodity contracts	Sales of products	2,688
	Other sales	8,663
	Cost of products sold	3,943
	Other income—net	(431)

Total		¥22,965

Credit-risk-related contingent features

Certain of the companies’ derivative instruments mainly for commodity future, forward, option and swap contracts contain provisions that require the companies’ debt to maintain a certain credit rating from each of the major credit rating agencies such as Standard & Poor’s Services. If the credit rating of the companies’ debt is to fall below a designated credit rating, it will be in violation of these provisions, and the counterparties to the derivative instruments can request early termination or demand immediate and ongoing overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on June 30, 2010, was ¥96,744 million (¥27,852 million on the net basis of liability position after offsetting derivative assets against derivative liabilities in accordance with the adoption of ASC 210-20 “Balance Sheet-Offsetting”) . We have posted collateral of ¥15,168 million in the normal course of business associated with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on June 30, 2010, the aggregate fair value of additional assets that would be required to be posted as collateral and/or the aggregate fair value of assets needed to settle the instrument would be ¥13,386 million.

13. FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the requirements of ASC825-10-50, “Disclosures about Fair Value of Financial Instruments,” the companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of the financial instruments. Accordingly, fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.

Current financial assets other than marketable securities and current financial liabilities

The carrying amount approximates the fair value of the majority of these instruments because of their short maturities.

Marketable securities and other investments

See Note 3, “MARKETABLE SECURITIES AND OTHER INVESTMENTS,” and Note 14, “FAIR VALUE MEASUREMENTS.”

Non-current receivables and advances to associated companies

The fair values of non-current receivables, including fixed rate, long-term loans receivable, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities. The carrying amounts of loans with floating rates approximate the fair value.

Long-term debt

The fair values for long-term debt, except for debt with floating rates whose carrying amounts approximate fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

Financial guarantees and financing commitments

The fair values of financial guarantees are estimated based on the present values of expected future cash flows, considering the remaining terms of the arrangements and the counterparties’ credit standings.

The companies have not estimated the fair values of financing commitments because management does not believe it is practicable to estimate the fair values due to uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market. However, management believes the likelihood is remote that material payments will be required under these financing commitments.

Derivative financial instruments

See Note 14, “FAIR VALUE MEASUREMENTS.”

The estimated fair values of certain financial instruments at June 30 and March 31, 2010 were as follows:

	Millions of Yen
	June 30 , 2010		March 31 , 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (other than derivative financial instruments):
Current financial assets other than marketable securities	¥3,367,045	¥3,367,045	¥3,467,283	¥3,467,283
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	263,186	265,228	267,594	268,190

Financial Liabilities (other than derivative financial instruments):
Current financial liabilities	1,802,212	1,802,212	1,824,030	1,824,030
Long-term debt (including current maturities)	3,329,348	3,397,463	3,386,747	3,444,758

CONCENTRATION OF CREDIT RISK

The companies’ global operations include a variety of businesses with diverse customers and suppliers, which reduces concentrations of credit risks. The companies mainly deal with selective international financial institutions to minimize the credit risk exposure of derivative financial instruments. Credit risk represents the likelihood that the counterparties may be unable to meet the terms of the agreements. Management does not expect any significant losses as a result of counterparty default on financial instruments. Credit risk is managed with approvals of credit line by management and monitoring counterparty’s operations continuously. The companies require counterparty to post collateral, if necessary.

14. FAIR VALUE MEASUREMENTS

ASC 820 “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 “Fair Value Measurements and Disclosures” establishes the fair value hierarchy that may be used to measure fair value which is provided as follows:

Level 1

Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2

Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following:

(1)	Quoted prices for similar assets or liabilities in active markets

(2)	Quoted prices for identical or similar assets or liabilities in markets that are not active

(3)	Inputs other than quoted prices that are observable for the asset or liability

(4)	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3

Unobservable inputs for the asset or liability.

Effective January 1, 2010, the companies adopted ASU 2010-06, “Improving Disclosures about Fair Value Measurements,” and recognize transfers of assets or liabilities between levels of the fair value hierarchy as of the end of each reporting period when the transfers occur.

Valuation Techniques

Primary valuation techniques used for each financial instrument and nonfinancial asset measured at fair value are as follows:

Securities

•	Marketable equity securities and debt securities are measured at fair value.

•	Publicly-traded, marketable equity securities are valued using quoted market prices and classified as level 1.

•

Debt securities, consisting principally of preferred stock that must be redeemed and government bonds, are valued using a discounted cash flow analysis or quoted prices obtained from third parties, and classified as level 2.

•

In the event of an other-than-temporary decline in fair value of non-marketable equity securities and investments in associated companies, these are measured at fair value. Retained investments in the former consolidated subsidiaries are remeasured at fair value with gains and losses recognized in earnings when subsidiaries are deconsolidated. The investments in listed associated companies are valued based on quoted market prices. These are classified as level 1. The investments in unlisted associated companies and non-marketable equity securities are valued based on the net assets value of its investment adjusted using cash flows and other factors that would impact the fair value. These are classified as level 3.

Derivative Instruments

•	Derivative instruments mainly consist of derivative commodity instruments and derivative financial instruments.

•

Exchange-traded derivative commodity instruments valued using quoted market prices are classified as level 1. The valuation for certain derivative commodity instruments is based upon adjusted quoted prices. These derivative commodity instruments are classified as level 2 or level 3 depending on the level of adjustment made.

•

Derivative financial instruments classified as level 2 are mainly valued by a discounted cash flow analysis using foreign exchange and interest rates or quoted prices currently available for similar types of agreements.

Nonfinancial Assets

•	Long-lived assets include tangible assets and identifiable intangible assets subject to amortization.

•	The assets are valued based on independent appraisals, prices for similar assets or discounted future cash flows whichever management considers most appropriate and categorized as level 3.

•	Goodwill classified as level 3 is mainly valued on the basis of the fair value of the subsidiary, which is measured using discounted cash flows or third party valuations.

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at June 30, 2010 and March 31, 2010 are as follows:

	Millions of Yen
	Fair value measurements using			Netting adjustments*	Total fair value
	Level 1	Level 2	Level 3
June 30, 2010
Assets:
Equity securities and debt securities:
Marketable equity securities (Japan)	¥349,926	—	—
Marketable equity securities (Non-Japan)	58,228	—	¥9,286
Preferred stock that must be redeemed	—	¥67,449	—
Government bonds	—	8,031	—
Other securities	—	1,897	—

Total equity securities and debt securities	¥408,154	¥77,377	¥9,286	—	¥494,817
Derivative assets
Foreign exchange contracts	—	¥63,122	—
Interest rate contracts	¥2,860	47,376	—
Commodity contracts	26,201	1,237,807	¥1,196
Other contracts	3	—	—

Total derivative assets (current and non-current)	¥29,064	¥1,348,305	¥1,196	¥(1,178,201)	¥200,364
Total assets	¥437,218	¥1,425,682	¥10,482	¥(1,178,201)	¥695,181

Liabilities:
Derivative liabilities
Foreign exchange contracts	—	¥54,849	—
Interest rate contracts	¥2,189	15,225	—
Commodity contracts	33,065	1,244,627	¥4,464

Total derivative liabilities (current and non-current)	¥35,254	¥1,314,701	¥4,464	¥(1,229,426)	¥124,993
Total liabilities	¥35,254	¥1,314,701	¥4,464	¥(1,229,426)	¥124,993

	Millions of Yen
	Fair value measurements using			Netting adjustments*	Total fair value
	Level 1	Level 2	Level 3
March 31, 2010
Assets:
Equity securities and debt securities:
Marketable equity securities (Japan)	¥416,844	—	—
Marketable equity securities (Non-Japan)	59,335	—	¥8,663
Preferred stock that must be redeemed	—	¥74,595	—
Government bonds	—	8,036	—
Other securities	—	1,891	—

Total equity securities and debt securities	¥476,179	¥84,522	¥8,663	—	¥569,364
Derivative assets
Foreign exchange contracts	—	¥48,369	—
Interest rate contracts	¥3,104	37,631	—
Commodity contracts	16,531	1,367,885	¥1,001

Total derivative assets (current and non-current)	¥19,635	¥1,453,885	¥1,001	¥(1,296,721)	¥177,800
Total assets	¥495,814	¥1,538,407	¥9,664	¥(1,296,721)	¥747,164

Liabilities:
Derivative liabilities
Foreign exchange contracts	—	¥42,115	—
Interest rate contracts	¥2,697	16,308	—
Commodity contracts	18,475	1,376,247	¥7,552
Other contracts	32	—	—

Total derivative liabilities (current and non-current)	¥21,204	¥1,434,670	¥7,552	¥(1,348,707)	¥114,719
Total liabilities	¥21,204	¥1,434,670	¥7,552	¥(1,348,707)	¥114,719

*	Amounts of netting adjustments include the impact of legally enforceable master netting agreements that allow the companies to settle positive and negative positions and also cash collateral held or placed with the same counterparties.

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three-month period ended June 30, 2010 is as follows:

	Millions of Yen
	Fair value measurements using significant unobservable inputs (Level 3)
								The amount of total losses for the three-month period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date

	Beginning balance	Total gains or losses (realized/unrealized)		Purchases, sales, issuances, and settlements	Transfers into and/or (out of) Level 3	Translation adjustments	Ending balance
		Included in earnings	Included in other comprehensive income (loss)
Derivative assets (liabilities)—net Commodity contracts	¥(6,551)	¥(1,683)	—	¥4,738	—	¥228	¥(3,268)	¥(801)
Equity securities and debt securities Marketable equity securities (Non-Japan)	8,663	—	—	1,079	—	(456)	9,286	—

	Millions of Yen
	Other sales	Cost of products sold	Total losses
Total losses included in earnings for the period	¥(67)	¥(1,616)	¥(1,683)
Change in unrealized gains or losses relating to assets still held at the reporting date	—	(801)	(801)

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three-month period ended June 30, 2009 is as follows:

	Millions of Yen
	Fair value measurements using significant unobservable inputs (Level 3)
								The amount of total gains for the three-month period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date

	Beginning balance	Total gains or losses (realized/unrealized)		Purchases, sales, issuances, and settlements	Transfers into and/or (out of) Level 3	Translation adjustments	Ending balance
		Included in earnings	Included in other comprehensive income (loss)
Derivative assets (liabilities)—net	¥(17,420)	¥8,622	—	¥(5,986)	¥14	¥374	¥(14,396)	¥2,636
Equity securities and debt securities Marketable equity securities (Non-Japan)	—	—	—	—	334	(8)	326	—

	Millions of Yen
	Other sales	Cost of products sold	Total gains
Total gains or (losses) included in earnings for the period	¥9,625	¥(1,003)	¥8,622
Change in unrealized gains or losses relating to assets still held at the reporting date	4,484	(1,848)	2,636

Assets and liabilities measured at fair value on a nonrecurring basis

Certain non-marketable equity securities and investments in associated companies are written down to fair value if the fair value of these investments has declined and such decline is judged to be other-than-temporary. Retained investments in the former consolidated subsidiaries are remeasured at fair value with gains and losses recognized in earnings when subsidiaries are deconsolidated. The investments in listed associated companies are measured at fair value using unadjusted quoted prices in active markets for identical assets. Non-marketable equity securities and investments in unlisted associated companies are primarily valued by unobservable inputs based on financial information obtained from counterparties or third parties.

Financial assets measured at fair value on a nonrecurring basis for the three-month periods ended June 30, 2010 and June 30, 2009 are as follows:

	Millions of Yen
		Fair value measurements using			Three-month period ended June 30, 2010 Total gains or (losses)
	Fair value	Level 1	Level 2	Level 3
Non-marketable equity securities
Japan	¥4,983	—	—	¥4,983	¥(382)
Non-Japan	701	—	—	701	(583)

Total non-marketable equity securities	¥5,684	—	—	¥5,684	¥(965)
Investments in associated companies
Japan	¥14,526	¥13,060	—	¥1,466	¥(609)
Non-Japan	20,364	—	—	20,364	354

Total investments in associated companies	¥34,890	¥13,060	—	¥21,830	¥(255)

	Millions of Yen
		Fair value measurements using			Three-month period ended June 30, 2009 Total losses
	Fair value	Level 1	Level 2	Level 3
Non-marketable equity securities	¥7,834	—	—	¥7,834	¥(2,684)
Investments in associated companies	1,054	¥1,054	—	—	(460)

Long-lived assets are reviewed for impairment using undiscounted future cash flows whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying amount of the assets, the assets are determined to be impaired and written down to the amount of fair value. Long-lived assets are primarily valued by unobservable inputs based on an operating plan reflecting the most recent condition of the long-lived assets or prices for similar assets.

Nonfinancial assets measured at fair value on a nonrecurring basis for the three-month period ended June 30, 2010 are as follows:

	Millions of Yen
		Fair value measurements using			Three-month period ended June 30, 2010 gains or losses
	Fair value	Level 1	Level 2	Level 3
Long-lived assets	¥41	—	—	¥41	¥(2,090)

There are no material nonfinancial assets measured at fair value on a nonrecurring basis for the three-month period ended June 30, 2009.

15. THE OIL SPILL INCIDENT OF A DRILLING RIG IN THE GULF OF MEXICO

On April 20, 2010, a third party semi-submersible drilling rig, known as the Deepwater Horizon rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced an explosion, which sank the rig and resulted in a spill of hydrocarbons from the well. Since the explosion, there has been an on-going, large-scale well-control and clean-up effort. MOEX Offshore 2007 LLC (“MOEX Offshore”) holds a 10% minority non-operating interest in the Mississippi Canyon 252 lease on which the Deepwater Horizon rig was drilling. MOEX Offshore is a wholly owned subsidiary of MOEX USA Corporation (MOEX USA), which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd. (“MOECO”), in which Mitsui & Co., Ltd. (“Mitsui”) holds a 69.91% equity interest.

MOEX Offshore has received, and expects to continue to receive, invoices from BP Exploration and Production Inc. (“BP”) seeking reimbursement of costs incurred by BP related to BP’s response to the Deepwater Horizon incident. As of August 13, 2010, the aggregate amount of costs covered by these invoices is approximately US$ 974 million. In light of the numerous ongoing investigations that are currently taking place to determine the facts and circumstances surrounding the incident, the numerous lawsuits that are pending and the others that are expected to be commenced against MOEX Offshore and its affiliates and the provisions of the operating agreement relating to the well that affect the respective rights and responsibilities of the three holders of interests in the lease for costs associated with the incident, MOEX Offshore is undertaking a very careful and independent review of BP’s claims for reimbursement. For the reasons expressed above, MOEX Offshore is withholding payment of the referenced invoices, pending further discussions with BP and its affiliates and the resolution of the outstanding issues referenced above.

MOECO, MOEX USA, MOEX Offshore and Mitsui & Co. (U.S.A.), Inc. have been named as defendants in various legal actions.

Given our indirect equity interest in a non-operating interest holder of the lease on which the Deepwater Horizon rig was drilling, and in light of the outstanding issues referenced above, we are currently unable to estimate the potential liability of MOEX Offshore or its affiliates, if any, for the costs associated with the Deepwater Horizon incident in the Gulf of Mexico.

Mitsui recognized the impairment losses for the amount to acquire the interest of this lease that were booked as Property and Equipment (Mineral rights) in Impairment loss of long-lived assets, and also recognized expenses relating to the well in Other expense—net for the three-month period ended June 30, 2010. Other than that, Mitsui is unable, at this time, to determine the impact, if any, the damage of the incident will have on its future consolidated financial position, consolidated operating results or consolidated cash flows.